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                    [LETTERHEAD OF SAGE LABORATORIES, INC.)

                                  May 19, 1998

To Our Stockholders:

      We are pleased to report that Sage Laboratories, Inc. (the "Company") has entered into a merger agreement with Filtronic plc ("Filtronic") and one of its subsidiaries that provides for the acquisition of the Company by Filtronic at a price of $17.50 per share in cash. Under the terms of the proposed transaction, a Filtronic subsidiary is today commencing a cash tender offer for all outstanding shares of the Company's common stock at $17.50 per share. Following the successful completion of the tender offer, the Filtronic subsidiary will be merged into the Company and all shares not purchased by the Filtronic subsidiary in the tender offer will be converted into the right to receive $17.50 per share in cash in the merger.

      YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE FILTRONIC TENDER OFFER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS ACCEPTANCE OF THE FILTRONIC TENDER OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF THE COMPANY.

      In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated May 13, 1998, of KPMG Inc. ("KPMG"), financial advisor to the Company, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $17.50 per share to be received by the public stockholders of the Company in the offer and the merger was fair from a financial point of view to such public stockholders.

      Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Filtronic's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read carefully the enclosed materials, including KPMG's opinion, which is attached to the Schedule 14D-9.

      The management and directors of Sage Laboratories, Inc. thank you for the support you have given the Company over the years.

                                          Sincerely,

                                          /s/ Carl A. Marguerite
                                          Carl A. Marguerite
                                          Chairman of the Board
                                          and Chief Executive Officer